UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For: April 1, 2019

MAG Silver Corp.

(SEC File No. 0-50437)

#770 – 800 West Pender Street, Vancouver BC, V6C 2V6, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:		Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934:		Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exhibits
99.1	News Release dated April 1, 2019
99.2	CEO Certification of Annual Filings
99.3	CFO Certification of Annual Filings
99.4	Code of Business Conduct and Ethics
99.5	Audit Committee Charter
99.6	Compensation Committee Charter
99.7	Governance and Nomination Committee Charter

Date: April 1, 2019	MAG Silver Corp.
“George Paspalas”
GEORGE PASPALAS
President & CEO